EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                       NOTICE OF A SPECIAL GENERAL MEETING

Pursuant to the Companies Law - 1999, the Companies Regulations (Publication of Notice of a General Meeting and a Class Meeting of a Public Company) - 2000 and the Securities Regulations (A Transaction between the Company and its Controlling Shareholder) - 2001, notice is hereby given that a Special General Meeting of the Industrial Development Bank of Israel Ltd. (hereinafter - THE Bank") will take place at the Bank's office at 82 Menahem Begin Road, Tel Aviv, on October 18, 2007 at 11:00 A.M.

THE AGENDA, A SUMMARY DESCRIPTION OF THE PRINCIPALS OF THE TRANSACTION AND ITS TERMS, AND THE TEXT OF THE PROPOSED RESOLUTION:

Approval of the Bank's obtaining a "Run-off" insurance policy to insure the liability of the Bank's officers, which will become effective either upon the sale of the holdings of the State of Israel in the Bank (all or most of such holdings) or the beginning of dissolution proceedings of the Bank, and which will cover acts and omissions that occurred prior to the effective date of the policy.

THE PROPOSED RESOLUTION

Further to resolutions of the Audit committee and the Board of Directors of the Bank, to approve the Bank's obtaining a "Run-off" insurance policy to insure the liability of the Bank's officers, which will become effective either upon the sale of the holdings of the State of Israel (all or most of such holdings) in the Bank or the beginning of dissolution proceedings of the Bank, and which will cover acts and omissions that occurred prior to the effective date of the policy. The policy shall be for a period of 7 years, to insure the liability in the sum of Ten Million U.S. Dollars per event and period of the policy and in addition, the sum of Two Million U.S. Dollars per claim and period of the policy for legal expenses in Israel, and its premium shall be up to 550,000 U.S. Dollars for the entire period and shall be paid in advance. The deductible in case of an insurance event shall be for the Bank only (and not for the officers) and it shall be in the amount of 750,000 U.S. Dollars per claim for events from August 1, 2003 and thereafter, or 1,500,000 U.S. Dollars for events prior to August 1, 2003.

THE NAME OF THE CONTROLLING SHAREHOLDER WHO TO THE BEST OF THE KNOWLEDGE OF THE BANK HAS A PERSONAL INTEREST IN THE TRANSACTION AND THE NATURE OF THIS MATTER

The State of Israel holds, as of the date of this Notice, about 45.78% of the voting rights of the Bank and therefore it is the controlling shareholder of the Bank for the purposes of Section 268 of the Companies Law.


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The State of Israel and the Bank Leumi Registration Company Ltd, along with
Leumi Industrial Development Ltd. (jointly: "Bank Leumi") should be deemed as having a personal interest in the approval of the obtaining of the aforesaid Officers "Run-off" insurance policy. The State of Israel, through the Governmental Companies Authority and the Ministry of Finance, is considering as of the date of this Notice a possible outline for the sale and/or transfer to a third party of the shares of the Bank, including Regular "A" shares which represent 100% of the rights to appoint directors in the Bank and about 94% of the voting rights in the Bank. According to the outline publicized by the Governmental Companies Authority, a pre-condition for the implementation of the sale outline is the consent of the rest of the holders of Regular "A" shares of the Bank for the transfer of such shares held by them to the State without consideration. Bank Leumi, which holds as of the date of this Notice about 20.6% of the Regular "A" shares of the Bank informed the State that it would consider the transfer of these shares that it holds, only when the directors that it appointed shall be covered, among other things, by an Officers "Run-off" insurance policy.

Therefore, and for purposes of caution, the State should be deemed to have a personal interest in the above transaction. In addition, and for purposes of caution, and FOR THIS MATTER ONLY, Bank Leumi should also be deemed as a controlling shareholder of the Bank for the purposes of Section 268 of the Companies Law and as having a personal interest in the above resolution.

THE NAMES OF THE DIRECTORS WHO TO THE BEST OF THE KNOWLEDGE OF THE BANK HAVE A PERSONAL INTEREST IN THE ABOVE TRANSACTION AND THE NATURE OF THIS MATTER

All of the directors of the Bank are considered as having a personal interest in the above resolution, as they are the beneficiaries of the resolution.

THE DETERMINING DATE:

Pursuant to Section 182 of the Companies Law - 1999, the date for determining the right to vote at the Meeting is September 18, 2007 (hereinafter- "THE DETERMINING DATE").

Pursuant to the law, a shareholder in whose name shares are registered with a member of the Stock Exchange and such shares are included in the shares listed in the shareholder registry of the Bank in the name of a registrar company ("A NON-REGISTERED SHAREHOLDER"), shall deliver to the Bank, prior to the convening of the meeting, a confirmation from the member of the Stock Exchange regarding his ownership of the share as of the Determining Date (" THE CONFIRMATION OF OWNERSHIP"). If the shareholder is voting by way of ballot as set forth below, he must attach the Confirmation of Ownership to the ballot.

THE LEGAL QUOROM:

The legal quorom required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.


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If within thirty minutes from the time fixed for the meeting, there shall not be a legal quorom, the meeting shall be adjourned for one week, to the same day of the week, at the same time and at the same place and the meeting shall then take place with those present.

MAJORITY REQUIRED:

     a. The majority required to adopt the resolution regarding the item on the Agenda (approval of the Bank's obtaining a "Run-off" insurance policy ) is a simple majority, provided that one of the following conditions occurs:

          1. the majority of votes at the General Meeting includes at least one third of all the votes of the shareholders who do not have a personal interest in the approval of the transaction, who participate in the vote (abstentions shall not be included in the total of the votes of the aforesaid shareholders);.

          2. the total of opposing votes from among the shareholders said in paragraph 1) does not exceed 1% of all the voting rights in the Bank.

VOTING BY BALLOT:

     a. A shareholder may vote on a resolution on the above Agenda ALSO by way of a written ballot, as explained as follows.

     b. The websites where the written ballots and the position papers, as defined in Section 88 of the Companies Law - 1999 are as follows: the website of the Israel Securities Authority: www.magna.isa.gov.il (hereinafter-"THE WEBSITE") and the website of the Tel Aviv Stock Exchange Ltd.: www.tase.co.il.

     c. Voting by written ballot shall be done on the second part of the written ballot, as published on the website.

     d. A shareholder may request the text of the written ballot and position papers directly from the bank.

     e. A member of the stock exchange shall send, at no charge, by e-mail a link to the text of the written ballot of the Bank and the position papers, on the website, to every Non-Registered Shareholder whose shares are listed with that member of the stock exchange, unless the shareholder gave notice that he is not so interested, or that he is interested in receiving ballots by mail for a fee. A notice regarding receiving ballots shall also apply to receiving position papers.

     f. A Non-Registered Shareholder is entitled to receive Confirmation of Ownership from the member of the stock exchange with whom he holds his shares, at the branch of the member of the stock exchange or by mail to his address for the cost of the mailing only, if he so requested. Such a request shall be given in advance for a specific securities account.

     g. The written ballot must be delivered to the Bank or be sent to it by registered mail, together with the Confirmation of Ownership (if the ballot belongs to an Non-Registered Shareholder), or together with a copy of an identity card, passport or incorporation certificate (if the ballot belongs to a shareholder registered in the Bank's shareholder registrar), so that the written ballot together with the attached documents shall arrive at the Bank's offices (at the above address) no later than 72 hours prior to the convening of the meeting.


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     h.   The final date to present position papers to the Bank is up to 10 days after the Determining Date, meaning September 28, 2007.

     i.   The Bank does not carry out voting by way of the internet.

VOTING BY PROXY

A shareholder may appoint a proxy agent to be present and to vote in his name. A proxy statement or power of attorney by which such appointment is made, or copies thereof certified by a notary, must be deposited at the offices of the Bank at least 48 hours prior to the meeting.

REVIEW OF THE TRANSACTION REPORT, THE TEXT OF THE RESOLUTION AND THE BALLOT

The transaction report that was issued by the Bank regarding the General Meeting and the ballot can be reviewed at the Magna website of the Securities Authority, www.magna.isa.gov.il.

They can also be reviewed at the Bank's offices, at 82 Menachem Begin Road, on business days, beginning on September 16, 2007, except Fridays, between the hours 09:00-15:00 at the Bank's offices (by prior phone-appointment with the Secretary of the Bank tel:03-6272796).

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                                    N. ATLAS, ADV.
                                                   GENERAL SECRETARY